Exhibit 99.1

Brookfield Renewable Energy Partners L.P.

BROOKFIELD RENEWABLE ENERGY PARTNERS TO BEGIN TRADING ON NEW YORK STOCK EXCHANGE

HAMILTON, Bermuda, June 6, 2013 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN) (“Brookfield Renewable”) today announced that it expects its L.P. units to begin trading on the New York Stock Exchange (“NYSE”) on June 11, 2013, under the trading symbol BEP. The L.P. units will continue to be listed for trading on the Toronto Stock Exchange under the symbol BEP.UN.

“We are excited to achieve this important milestone and look forward to the added liquidity and global visibility that a NYSE listing will bring to our growing business,” said Richard Legault, President and Chief Executive Officer of Brookfield Renewable.

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Brookfield Renewable Energy Partners (TSX: BEP.UN) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,900 megawatts of installed capacity. Diversified across 70 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact:
Zev Korman
Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfield.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements and information, within the meaning of Canadian securities laws and other “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the listing of L.P. units on the New York Stock Exchange and its anticipated benefits. Forward-looking statements can be identified by the use of words such as “expects”, “look forward”, and “will bring”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Annual Information Form and our Registration Statement on Form 20-F.